SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

PERMROCK ROYALTY TRUST

(Name of Issuer)

Trust Units representing Beneficial Interests

(Title of Class of Securities)

714254 109

(CUSIP Number)

Marshall Eves
3300 N. A Street, Bldg. 7
Midland, Texas 79705
(432) 253-7074

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with a copy to)
Michael S. Telle
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

February 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 714254 109	SCHEDULE 13D

1	Name of Reporting Person Boaz Energy II, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,878,332
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,878,332
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,878,332
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 714254 109	SCHEDULE 13D

1	Name of Reporting Person Marshall Eves
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,887,132 (see items 3, 4 and 5)*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,887,132 (see items 3, 4 and 5)*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,887,132 (see items 3, 4 and 5)*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.4%
14	Type of Reporting Person IN (Individual)

* As further described in Item 5, Marshall Eves may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC and Karan Eves.

CUSIP No. 714254 109	SCHEDULE 13D

1	Name of Reporting Person Karan Eves
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,887,132 (see items 3, 4 and 5)*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,887,132 (see items 3, 4 and 5)*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,887,132 (see items 3, 4 and 5)*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.4%
14	Type of Reporting Person IN (Individual)

* As further described in Item 5, Karan Eves may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC and Marshall Eves.

CUSIP No. 714254 109	SCHEDULE 13D

1	Name of Reporting Person NGP X US Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 714254 109	SCHEDULE 13D

1	Name of Reporting Person NGP Boaz Energy II Co-Invest LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 714254 109	SCHEDULE 13D

1	Name of Reporting Person NGP X Holdings GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 714254 109	SCHEDULE 13D

1	Name of Reporting Person NGP Natural Resources X, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 714254 109	SCHEDULE 13D

1	Name of Reporting Person G.F.W. Energy X, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 714254 109	SCHEDULE 13D

1	Name of Reporting Person GFW X, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 714254 109	SCHEDULE 13D

1	Name of Reporting Person NGP Energy Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) filed on May 14, 2018 by the Reporting Persons relating to the trust units representing beneficial interests (the “Trust Units”) in PermRock Royalty Trust, a Delaware statutory trust (the “Issuer”), which has its principal executive offices at P.O. Box 470727, Fort Worth, Texas 76147. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D.

This Amendment constitutes an “exit filing” with respect to each of the NGP Reporting Persons, whose beneficial ownership interest of the Trust Units dropped below the 5.0% reporting threshold as a result of the consummation of the transactions contemplated by that certain Redemption and Assignment Agreement, dated as of February 2, 2021, by and among Boaz Energy, NGP X US Holdings and NGP Boaz, pursuant to which Boaz Energy purchased and redeemed all of the membership interests of Boaz Energy held by NGP X US Holdings and NGP Boaz (the “NGP Redemption”).

In addition, Marshall Eves and Karan Eves are being added as “Reporting Persons” to this Schedule 13D, as they may be deemed to beneficially own more than 5.0% of the issued and outstanding Trust Units as a result of the NGP Redemption and their resulting ownership of Boaz Energy.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 2:

(i)	Boaz Energy II, LLC, a Delaware limited liability company (“Boaz Energy”);

(ii)	NGP X US Holdings, L.P., a Delaware limited partnership (“NGP X US Holdings”);

(iii)	NGP Boaz Energy II Co-Invest LLC, a Delaware limited liability company (“NGP Boaz”);

(iv)	NGP X Holdings GP, L.L.C., a Delaware limited liability company (“NGP X US Holdings GP”);

(v)	NGP Natural Resources X, L.P., a Delaware limited partnership (“NGP NR X”);

(vi)	G.F.W. Energy X, L.P., a Delaware limited partnership (“GFW Energy X”);

(vii)	GFW X, L.L.C., a Delaware limited liability company (“GFW X”); and

(viii)	NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM”).

Boaz Energy, Marshall Eves, Karan Eves, NGP X US Holdings, NGP Boaz, NGP X US Holdings GP, NGP NR X, GFW Energy X, GFW X and NGP ECM are collectively referred to as the “Reporting Persons” and the Reporting Persons other than Boaz Energy, Marshall Eves and Karan Eves are referred to as the “NGP Reporting Persons.”

Boaz Energy and the NGP Reporting Persons entered into a Joint Filing Agreement, dated as of May 14, 2018, a copy of which was filed with the Original Schedule 13D as Exhibit A pursuant to which such parties agreed to file the Original Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Boaz Energy, Marshall Eves and Karan Eves have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which Boaz Energy, Marshall Eves and Karan Eves have agreed to file this Amendment and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons (the “Listed Persons”) is set forth on Schedule I, attached hereto, which is incorporated herein by reference.

(b)	(i)	The address of the principal business office of Boaz Energy and the address of each of Marshall Eves and Karan Eves is as follows:

3300 N. A Street, Bldg. 7
Midland, Texas 79705.

(ii)	The address of the principal business office of each NGP Reporting Person is as follows:

2850 N. Harwood Street, 19th Floor
Dallas, Texas 75201.

(c)	The name, residence or business address, present principal occupation or employment and citizenship of each Listed Person is listed on Schedule I hereto.

(i)	Boaz Energy is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. Boaz Energy is the sole record owner of the Trust Units reported as beneficially owned in this Schedule 13D;

(ii)	Marshall Eves is the Chief Executive Officer of Boaz Energy;

(iii)	Karan Eves is the President of Boaz Energy;

(iv)	NGP X US Holdings is a fund managed by NGP ECM whose primary business activity is investing in various companies;

(v)	NGP Boaz’s principal business is investing in various companies;

(vi)	NGP X US Holdings GP’s primary business is to hold general partner interests in NGP X US Holdings;

(vii)	NGP NR X is a fund managed by NGP ECM whose primary business activity is investing in various companies;

(viii)	GFW Energy X’s principal business is to hold general partner interests in NGP NR X;

(ix)	GFW X’s principal business is to hold general partner interests in GFW Energy X; and

(x)	NGP ECM’s principal business is to manage various private investment funds, including NGP X US Holdings and NGP NR X.

(d)	During the last five years, none of the Reporting Persons or the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or the persons named in Schedule I were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of Marshall Eves and Karan Eves is a citizen of the Unites States of America.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4, 6 and Schedule I of this Schedule 13D are hereby incorporated herein by reference.

(a)-(b)	(i) Boaz Energy is the sole record and beneficial owner of 5,878,332 Trust Units, which represents 48.3% of the outstanding Trust Units (based on the number of Trust Units outstanding as of November 16, 2020 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2020). The Listed Persons set forth on Schedule I with respect to Boaz Energy may be deemed to beneficially own the Trust Units for which Boaz Energy is the sole record and beneficial owner.

(ii)       Each of Marshall Eves and Karan Eves directly own 4,400 Trust Units. By virtue of being married, each of Marshall Eves and Karan Eves may be deemed to indirectly beneficially own the Trust Units directly held by the other. By virtue of each owning 34.24% of the limited liability company interests in Boaz Energy, each of Marshall Eves and Karan Eves may be deemed to indirectly beneficially own the Trust Units held by Boaz Energy, representing 48.3% of the outstanding Trust Units. Each of Marshall Eves and Karan Eves disclaims beneficial ownership of these Trust Units they may be deemed to indirectly beneficially own except to the extent of his or her pecuniary interest therein. Each of Marshall Eves and Karan Eves may be deemed to share voting and dispositive power over the reported Trust Units and therefore may also be deemed to be the beneficial owner of the Trust Units.

Except as set forth or incorporated by reference in this Item 5 or Schedule I, none of the persons named in Item 2 or Schedule I beneficially owns Trust Units of the Issuer.

(c)	There have been no reportable transactions with respect to the Trust Units within the last 60 days by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, except for the indirect disposition by the NGP Reporting Persons of beneficial ownership of the Trust Units as a result of the redemption of their membership interests in Boaz Energy in connection with the NGP Redemption being reported on this Amendment.

(d)	Boaz Energy has the right to receive distributions from, and the proceeds from the sale of, the respective Trust Units reported by Boaz Energy on the cover page of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Trust Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	This Amendment is an “exit filing” with respect to each of the NGP Reporting Persons. See the explanatory note to this Amendment.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit A	Joint Filing Agreement*

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 3, 2021

BOAZ ENERGY II, LLC

By:	/s/ Marshall Eves
Name:	Marshall Eves
Title:	Chief Executive Officer

By:	/s/ Marshall Eves
Name:	Marshall Eves

By:	/s/ Karan Eves
Name:	Karan Eves

NGP X US HOLDINGS, L.P.

By:	NGP X Holdings GP, L.L.C., its general partner

By:	/s/ Chris Carter
Name:	Chris Carter
Title:	Authorized Person

NGP BOAZ ENERGY II CO-INVEST LLC

By:	G.F.W. Energy X, L.P., its managing member
By:	GFW X, L.L.C., its general partner

By:	/s/ Chris Carter
Name:	Chris Carter
Title:	Authorized Person

NGP X HOLDINGS GP, L.L.C.

By:	/s/ Chris Carter
Name:	Chris Carter
Title:	Authorized Person

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its managing member
By:	GFW X, L.L.C., its general partner

By:	/s/ Chris Carter
Name:	Chris Carter
Title:	Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

By:	/s/ Chris Carter
Name:	Chris Carter
Title:	Authorized Member

GFW X, L.L.C.

By:	/s/ Chris Carter
Name:	Chris Carter
Title:	Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Chris Carter
Name:	Chris Carter
Title:	Authorized Member

Schedule I

Listed Persons

The name and business address of each of the executive officers, managers and directors of each of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer, managers and directors of each of the Reporting Persons are also set forth below.

Boaz Energy II, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Marshall Eves	Chief Executive Officer and Manager	(1)	United States
Karan Eves	President and Manager	(1)	United States

(1)	3300 N. A Street, Bldg. 7, Midland, Texas 79705.

Schedule I-1

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement*

*	Filed herewith

Schedule I-2

Exhibit A

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of Trust Units representing Beneficial Interests in PermRock Royalty Trust is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature pages follow]

Schedule I-3

Date: February 3, 2021

BOAZ ENERGY II, LLC

By:	/s/ Marshall Eves
Name:	Marshall Eves
Title:	Chief Executive Officer

By:	/s/ Marshall Eves
Name:	Marshall Eves

By:	/s/ Karan Eves
Name:	Karan Eves

Schedule I-4